Exhibit 99.1

Receipt of Notice from Shareholders

Singapore, Singapore – May 20, 2009 – The Board of Directors of China Yuchai International Limited (“CYI Board”) wishes to announce that it has received an unsigned notice dated May 19, 2009 from three entities purporting to be shareholders of CYI (“Notice”).  The entities have requested the convening of a special general meeting of CYI’s shareholders to consider proposals to:(i) eliminate the “special share" provided for in CYI’s bye-laws, (ii) remove the CEO as an officer and director of CYI, (iii) remove the Audit Committee Chairman as a director of CYI, (iv) appoint two independent directors to be proposed by the three entities and (v) forego the increase in directors’ fees approved at the annual general meeting on April 17, 2009.  The CYI Board has been advised that the Notice is invalid as it does not comply with Bermuda law and CYI’s bye-laws and accordingly has declined to convene such a special meeting.

A copy of the foregoing Notice and CYI’s response is attached.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com